INTELLIGENT HIGHWAY SOLUTIONS, INC.
8 Light Sky Court
Sacramento, CA 95828

November 9, 2012

VIA EDGAR and FEDERAL EXPRESS
Mr. Larry Spirgel
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Intelligent Highway Solutions, Inc.
Amendment No. 4 to Registration Statement on Form S-l, Filed October 18, 2012
File No. 333-181405

Dear Mr. Spirgel:

We are in receipt of your comment letter dated October 25, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

Prospectus Coverpage

1. We reissue comment 3 of our letter dated September 27, 2012.  Please note that, pursuant to Item 501(b)(3) of Regulation S-K, you are required to disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price on your prospectus cover page.

ANSWER: In response to the Staff’s comment, we have provided the requested disclosure on the outside front cover page of the prospectus pursuant to Item 501(b)(3).

Selling Securityholders, page 8

2. We note your disclosure in footnote 3 to your selling security holders table.  Please revise your disclosure to clarify whether the shares issued to Innovest were loan fees or extension fees.

ANSWER: In response to the Staff’s comment, we have provided revised disclosure on page 9 of the registration statement that indicates that 40,000 shares were issued as consideration for loan fees and 40,000 shares were issued as consideration for extension fees.

Description of Business, page 12

3. We reissue in part comment 6 from our letter dated September 27, 2012.  Please identify the management position Mr. Sullivan received in connection with the transaction and his total compensation.  For example, we note your disclosure on page F-13 that Mr. Sullivan will serve as a contract coordinator and receive 100,000 shares as compensation plus an additional 10,000 shares.

ANSWER: In response to the Staff’s comment, we have added disclosure on page 12 of the registration statement stating Mr. Sullivan’s compensation for the Caltrans contracts, shares issued for services rendered, and Mr. Sullivan’s employment as the Company’s Caltrans Contract Coordinator.  We have also attached a copy of the employment agreement as Exhibit 10.14.  Additionally, we have revised the disclosure on page F-13 to accurately describe Mr. Sullivan’s compensation.

Outstanding Loans, page 22

4. Please clarify the initial due date for the Innovest loan.  We note that the loan agreement indicates that it was due December 17, 2011.  In addition, we note that section 15 of your loan agreement with Innovest states your intent to list on the Frankfurt Stock Exchange and that you are obligated to issue shares to Innovest in connection with such listing.  Please revise your disclosure regarding your note with Innovest to address your intent to list on the Frankfurt exchange and your obligation to issue Innovest shares in connection with such listing.  You should also discuss the shares you have issued to Innovest in connection with the various extension of this loan.

ANSWER: In response to the Staff’s comment, we have revised our disclosure to correctly state that the Innovest loan was originally due on December 17, 2011.  Additionally, we have added disclosure regarding our intent to list on the Frankfurt Stock Exchange, our determination that it was not in the best interests of the Company to list on that foreign exchange, and the result of this decision on the terms of the Innovest Loan.

5. We note your response to comment 13 of our letter dated September 27, 2012.  Please file copies of amendments to the Polk loan extending the term to September 30, 2012 and February 28, 2013, respectively.

ANSWER: In response to the Staff’s comment, we have filed copies of amendments to the Polk Loan for the requested periods in Exhibit 4.7.

6. Please disclose that you have not entered into a written agreement with Douglas Hackett with respect to this loan.

ANSWER: In response to the Staff’s comment, we have disclosed that we have not entered into a written agreement with Douglas Hackett for his loan.

Transactions with Related Persons…, page 24

7. We reissue in part comment 16 of our letter dated September 27, 2012.  We note your risk factor disclosure on page 4 describing Mr. Sullivan’s ability to terminate the purchase agreement or resale the Caltrans contracts to a third party.  Please provide a legal analysis explaining how Mr. Sullivan could resale assets you have purchased.

ANSWER: In response to the Staff’s comment, we have provided disclosure of the requested information on page 28 of the registration statement.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

/s/ Devon Jones
Devon Jones
Chief Executive Officer